November 6, 2014

VIA EDGAR TRANSMISSION

Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Mr. Gregory:

On October 31, 2014, the Registrant, on behalf of its series, the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), each a series of the Registrant (each a “Fund” and collectively the “Funds”), filed an amended registration statement pursuant to rule 485(b) under the Securities Act of 1933 on Form N-1A (the “Amendment”) and a response letter addressing comments you provided in a telephone conversation with Emily Little on October 14, 2014 (the “Response Letter”).  In a telephone conversation on November 4, 2014, you provided comments to the Amendment and Response Letter.  We have discussed your comments with the Registrant.

A summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf, is included below.

With respect to the “Fees and Expenses of the Fund” table for the CLS Global Diversified Equity Fund, you noted that the revision of “redemption proceeds” to “value of shares redeemed” may be more clearly stated, for ease of understanding by potential and existing shareholders, as “net asset value of shares redeemed.”  Registrant will make this revision in a 497(c) filing to be made on or about November 7, 2014.

You asked that the Registrant consider the appropriateness of the use of the Russell 3000 as the broad based benchmark for the “global” Funds, and to consider the appropriateness of the composition of the custom composite benchmark, or “Risk Based Benchmark” for the CLS Flexible Income Fund.

We have discussed these comments with the Registrant.  Registrant will take the comments under advisement and, if appropriate, discuss the matter with the Trust’s Board of Trustees.

The Registrant has confirmed, as discussed during our teleconference on November 4, 2014, that “Commodity Risk” was deleted from the Amendment because it is not a principal risk of the CLS Global Aggressive Equity Fund.

Finally, with respect to Comment 51 in the Response Letter, you asked the Registrant to review Items 11(c)(1) and 11(c)(6) of Form N-1A and consider whether additional disclosure regarding (for Item 11(c)(1)) any restrictions on redemptions should be disclosed, and (for Item 11(c)(6)) the circumstances, if any, under which the Fund may delay honoring a request for redemption for a certain time after a shareholder’s investment.

We discussed this comment with the Registrant and reviewed Form N-1A.  We note that Item 11(c)(6) provides an example of the type of circumstance that the instruction refers.  The example given is potentially not processing redemptions until clearance of the check.  No such example is provided for Item 11(c)(1).  Registrant has revised the current prospectus disclosure as follows:

We will mail your redemption proceeds to your address of record or transmit them electronically to your designated bank account. We will send your redemption to you within seven days after we receive your redemption request except under certain conditions. For example, if you purchase shares by check and, soon after, request a redemption, your redemption request will not be processed until the check used for your purchase has cleared (usually within 10 days).

The Funds cannot accept requests that specify a certain date for redemption or which specify any other special conditions. Redemption proceeds must be payable to the registered shareholder(s) of the account or to a financial intermediary for the benefit of the registered shareholder(s) of the account. Please call 1-866-811-0225 for further information. We will not process your redemption request if it is not in good order. We will notify you if your redemption request is not in good order.

After review of Form N-1A and the existing prospectus disclosure, Registrant believes that the existing disclosure is sufficient and addresses the requirements of the Form.

Thank you for your comments and attention to the Amendment.  If you have any questions, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little